FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 are proxy materials and the proxy card for the 2013 Annual Meeting of Shareholders (the "Annual Meeting") of TOP Ships Inc. (the "Company") mailed to shareholders on or about September 10, 2013.  The Annual Meeting is scheduled to be held on September 25, 2013 at the Company's executive offices in Athens, Greece.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 11, 2013	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

September 10, 2013

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the 2013 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00 p.m. local time on September 25, 2013, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class III Directors to serve until the 2016 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two");

3.	To approve the proposed sale of assets of the Company, including the Stock Purchase Agreements entered into on September 5, 2013 ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Three requires the affirmative vote of two-thirds of the outstanding shares entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 25, 2013

NOTICE IS HEREBY given that the 2013 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at -1:00- p.m. local time on September 25, 2013, at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class III Directors to serve until the 2016 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two");

3.	To approve the proposed sale of assets of the Company, including the Stock Purchase Agreements entered into on September 5, 2013 ("Proposal Three"); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 28, 2013, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 28, 2013.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Alexandros Tsirikos
Chief Financial Officer

September 10, 2013 Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 25, 2013
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00 p.m. local time on September 25, 2013, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about September 10, 2013, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on August 28, 2013 (the "Record Date") consisted of 17,197,534 shares of common stock, par value $0.01 (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

The Common Shares are listed on the NASDAQ Global Select Market under the symbol "TOPS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The board of directors consists of four members.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term.  Under the Amended and Restated Articles of Incorporation of the Company, the board of directors has been divided into three classes.  The terms of the directors in Class III will expire at 2016 Annual Meeting of Shareholders, the term of the director in Class I will expire at the 2014 Annual Meeting of Shareholders, and the term of the director in Class II will expire at the 2015 Annual Meeting of Shareholders. Directors elected to the board of directors serve until the annual meeting of shareholders three years after their election or until a director's successor is duly elected.

The board of directors has renominated Alexandros Tsirikos and Vangelis G. Ikonomou, each to serve as a Class III Director whose term would expire at the 2016 Annual Meeting of Shareholders or whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that this nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Vangelis G. Ikonomou	48	Director, Executive Vice President and Chairman of the Board
Alexandros Tsirikos	39	Director, Chief Financial Officer

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

Vangelis G. Ikonomou is the Company's Executive Vice President and Chairman and has served on its Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Alexandros Tsirikos has served as the Company's Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with Top Ships Inc. since July 2007 as its Corporate Development Officer. Prior to joining Top Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Audit Committee.  The Company's board of directors has established an Audit Committee, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors.  The Audit Committee currently consists of Mr. Michael J. Docherty.  As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NASDAQ Global Select Market, other than the Audit Committee requirement.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte") as the Company's independent auditors for the fiscal year ending December 31, 2013.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

PROPOSAL THREE

APPROVAL OF PROPOSED SALE OF ASSETS

Proposed Transaction

The board of directors is hereby soliciting shareholder approval of the transactions announced by the Company on September 6, 2013.  On September 5, 2013, the Company entered into three Stock Purchase Agreements (the "Stock Purchase Agreements") with AMCI Products Limited, an affiliate of the AMCI Poseidon investment fund, by which the Company has agreed to sell the six shipowning subsidiaries which own the Company's six vessels, for aggregate net cash consideration of approximately $38 million, representing the aggregate $173 million purchase price less approximately $135 million in debt and swap obligations of the Company that will be assumed by the buyers (the "Transaction").  In addition, the Company retained an obligation to satisfy, and agreed to indemnify the buyer for, liabilities which accrued prior to closing.

These Stock Purchase Agreements are subject to approval of the Transaction by the Company's shareholders and other customary closing conditions, including consent of the Company's lenders and charterers and the absence of any event that has or could reasonably be expected to have a material adverse effect on the applicable vessel-owning subsidiaries.  The Company has agreed, as of the date of the Stock Purchase Agreements, not to solicit competing proposals for any acquisition of more than 15% of its assets or its outstanding common stock.  However, the Company may engage in negotiations with respect to a superior competing offer for all of the Company's assets or outstanding common stock, which is received prior to the date of the Meeting, and may accept such superior offer and terminate the Stock Purchase Agreements prior to the date of the Meeting, provided that an aggregate break-up fee of $1,000,000 will be payable to the buyer under the Stock Purchase Agreements.  The parties anticipate that the Transaction will close in late October 2013.  However, with respect to the Stock Purchase Agreement for the vessel Lichtenstein, the purchase price under which is $35.0 million less assumed debt and retention cash, if the consent of the current lender for that vessel is not obtained and the buyer is unable to refinance the vessel's debt by May 1, 2014, the Company would be entitled to a payment of $1,000,000.

The Company intends to use the net proceeds of this sale of assets to pay down existing liabilities on its balance sheet and, together with future borrowings, to initiate a program of acquisition of new vessels.  If no suitable investments are identified in a period of six to eight months after the completion of the Transaction, the board of directors may authorize the payment of a special cash dividend to shareholders.

Background

The Transaction, including the Stock Purchase Agreements that the Company entered into on September 5, 2013 with AMCI Products Limited, an affiliate of the AMCI Poseidon investment fund for the sale of the six subsidiaries which own the vessels of the Company's fleet, is designed to benefit the Company in the following ways:

•
The loan covenant breaches will cease to exist as there will be no more senior bank debt on the company's balance sheet. The company believes that it would then be able to obtain a clean audit opinion without going concern qualifications.

•
The Company believes that the execution of this vessel acquisition program will allow it at a future date to avoid being classified as a Passive Foreign Investment Corporation or PFIC due to the fact that it:

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

•	will dispose of all passive income generating assets, in particular its vessels with bareboat charters, and

•
will adjust its chartering strategy to enter into time charters rather than bareboat charters, which will cause the Company to no longer qualify as a PFIC for future taxable years.  The exact date on which the Company will longer be treated as a PFIC will depend upon when the Company acquires vessels and the amount of passive assets (such as cash) that are held by the Company, among other factors.

The aggregate cash consideration of approximately $173 million less approximately $135 million in debt and swap obligations of the Company that will be assumed by the buyers results in net proceeds of approximately $38 million.  The Company intends to use the net proceeds of the Transaction to pay down existing liabilities and, together with future borrowings, to initiate a program of acquisition of new vessels.  If no suitable investments are identified in a period of six to eight months after the completion of the Transaction, the board of directors may authorize the payment of a special cash dividend to shareholders. After the closing of the Transaction and up until the time of delivery of the first vessel under the Company's acquisition program or the payment of a special dividend, the Company's assets would consist of cash.

New Vessel Acquisition Strategy

The Company's business plan is to build up a fleet of 8 to 16 vessels by the end of 2016, assuming the availability of debt financing and equity capital.

The Company is currently reviewing and evaluating all shipping segments, including offshore, in order to identify those with the most attractive investment opportunities. Within each segment, the Company is evaluating the returns that are being offered by alternative chartering strategies, in particular spot versus time charter strategies. The Company does not intend to employ any vessels it acquires on bareboat charters, or only to such an extent that it is not treated as a PFIC.

The Company believes that due to its extensive experience as a crude oil and petroleum products tanker owner and operator since its initial public offering in July 2004, tankers might present a better investment choice. However, the Company is also considering other shipping segments.

In addition, the Company believes that it should focus on new generation "ECO" type vessels, which are more fuel-efficient than conventional vessels and more environmentally friendly.  The Company believes that a two-tier market will develop, with ECO type vessels earning a premium over non-ECO type vessels.

As there are not many ECO type product tankers currently in operation, investment in such vessels would likely involve either placing new orders directly with a shipyard or buying existing newbuilding contracts from other owners.  Any such acquisitions would be financed with the proceeds of the Transaction and/or new equity or debt financing.

The company is currently evaluating the acquisition of a newbuilding contract for a product tanker with expected delivery by end of May 2014. The contract is currently owned by a related party and the Company would take delivery of the newbuilding product tanker with financing in place and a time charter attached, with a charterer that management considers to be high quality.  If this deal is concluded, the Company would expect to generate cash flow again for more than half the year in 2014.

If no suitable investments are identified in a period of six to eight months after the completion of the Transaction, the board of directors may authorize the payment of a special cash dividend to shareholders.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

The View of the Board of Directors

The board of directors has determined that the Transaction is fair and in the best interests of the Company and its shareholders, and recommends that the shareholders of the Company vote for approval and adoption of the Stock Purchase Agreements at the Meeting.  In connection with this determination, the board of directors received and considered two separate independent vessel valuations performed by purchase and sale brokers recognized in the international shipping industry.  In addition, the board of directors considered a number of factors, including general market conditions, the current breaches by the Company of its loan covenants, the going concern opinion issued by Company's independent auditors, the PFIC status of the company, the Company's ability to raise financing in the capital markets and the Company's new vessel acquisition strategy.  The board of directors also considered the potential risks of the Transaction, including the risk that the Transaction will not be completed, the need to locate suitable vessel acquisitions or another use of the proceeds of the Transaction, and the risk that the Company may not maintain its listing on the Nasdaq Global Select Market or another exchange, which would negatively affect the Company's ability to access the capital markets and the market price of the Company's common stock.

Voting Agreement of Major Shareholder

Sovereign Holdings Inc., the holder of approximately 54% of the Company's outstanding common stock as of the record date, has entered into a voting agreement on September 5, 2013, pursuant to which it has agreed to vote in favor of the Transaction at the Meeting.  A vote of two-thirds of the Company's outstanding shares of common stock is required by Marshall Islands law to be obtained to approve the Transaction.

Tax Considerations - Overview

The following discussion is a summary of the material Marshall Islands and Liberian tax consequences to us and our shareholders of the Transaction and the material U.S. federal income tax consequences to our U.S. shareholders of the Transaction.  This discussion does not purport to deal with the tax consequences of the Transaction to all categories of shareholders, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the "mark-to-market" method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. shareholders whose functional currency is not the U.S. dollar and shareholders that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules.  This discussion deals only with shareholders who hold our common stock as a capital asset.  You are encouraged to consult your own tax advisors concerning the overall tax consequences of the Transaction arising in your own particular situation under United States federal, state, local or foreign law.

Marshall Islands Tax Consequences

Under current Marshall Islands law, the Company will not be subject to tax on any capital gains derived from the sale of the stock of its subsidiaries pursuant to the Transaction and no Marshall Islands tax will be imposed on its shareholders by reason of such sale.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

Liberian Tax Consequences

Under current Liberian law, the Company will not be subject to tax on any capital gains derived from the sale of the stock of its subsidiaries pursuant to the Transaction and no Liberian tax will be imposed on its shareholders by reason of such sale.

United States Federal Income Tax Consequences to U.S. Holders

The following is a general summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) with respect to the Transaction and the indirect disposition of stock of the Company's subsidiaries pursuant thereto. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This summary is for general information only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Transaction. This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local or foreign tax consequences to U.S. Holders of the Transaction. Each U.S. Holder is encouraged to consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the Transaction.

No legal opinion from U.S. counsel or ruling from the U.S. Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Transaction. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

As used herein, the term "U.S. Holder" means a holder that for U.S. federal income tax purposes is a beneficial owner of the Company's common stock and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the Company's common stock, you are encouraged to consult your tax advisor.

Passive Foreign Investment Company Status

The Company and each of its subsidiaries are treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes.  A U.S. Holder will be treated as indirectly owning a proportionate share of the stock of the Company's subsidiaries under the PFIC indirect ownership rules and, accordingly, will be required to treat the Company's sale of the stock of its subsidiaries as an indirect disposition of such stock by the U.S. Holder for purposes of the PFIC rules.  The U.S. federal income tax consequences to a U.S. Holder of the indirect disposition of the stock of the Company's subsidiaries will depend upon whether the U.S. Holder has made a "qualified electing fund" election (a "QEF Election"), a "mark-to-market" election or no election with respect to our common stock and/or the stock of the Company's subsidiaries.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

Taxation of U.S. Holders Not Making a QEF or "Mark-to-Market" Election With Respect to the Stock of the Company's subsidiaries

In the absence of a QEF election or "mark-to-market" election with respect to the stock of any subsidiary, a U.S. Holder will be subject to special rules (the "Default PFIC Regime"), with respect to any gain (but not loss) indirectly realized on the sale, exchange, redemption or other disposition of the stock of such Subsidiary pursuant to the Transaction.

Under the Default PFIC Regime:

·	the gain will be allocated ratably over the U.S. Holder's aggregate holding period for the stock of the subsidiary;

·	the amount allocated to the current taxable year and any taxable year before the subsidiary became a PFIC would be taxed as ordinary income (rather than as capital gain); and

·
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These rules will not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock.

Amounts included in taxable income by a U.S. Holder as a result of the indirect disposition of the stock of a subsidiary pursuant to the Transaction should increase the U.S. Holder's tax basis in our common stock.  As a result, a U.S. Holder should not be again subject to U.S. federal income tax on such gain on a sale, exchange or other taxable disposition of the Company's common stock.

A U.S. Holder will not recognize a taxable loss as a result of the indirect sale of the stock of a subsidiary pursuant to the Transaction.

Taxation of U.S. Holders Making a "Mark-to-Market" Election With Respect to the Company's Common Stock

A U.S. Holder is not permitted to make a "mark-to-market" election with respect to the stock of the Company's subsidiaries because such stock is not treated as "marketable stock" within the meaning of the PFIC rules.  However, a U.S. Holder is permitted to make a "mark-to-market" election with respect to the Company's common stock.  If a U.S. Holder that has a valid "mark-to-market" election with respect to the Company's common stock is treated as indirectly disposing of stock of a subsidiary pursuant to the Transaction, it is unclear how the Default PFIC Regime applicable to the indirect disposition of the stock of the subsidiary and the "mark-to-market" regime applicable to the Company's common stock are reconciled to avoid double taxation. A U.S. Holder who has made a "mark-to-market" election with respect to the Company's common stock is strongly encouraged to consult its tax advisor regarding the U.S. federal income tax treatment of the Transaction in its specific circumstances.

Taxation of U.S. Holders Who Made a  QEF Election With Respect to the Company's Common Stock or the Stock of the Subsidiaries

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

Beginning with the 2012 taxable year, the Company has not provided U.S. Holders with the necessary information to make and maintain a QEF election with respect to either the Company's common stock or the stock of its subsidiaries.  Accordingly, U.S. Holders are not able to make or maintain a QEF election with respect to the Company's common stock or that of its subsidiaries for the 2012 taxable year or any subsequent taxable year.  A U.S. Holder who has made a QEF election with respect to the Company's common stock and/or the stock of its subsidiaries prior to the 2012 taxable year is strongly encouraged to consult its tax advisor regarding the U.S. federal income tax treatment of the Transaction in its specific circumstances.

Required Vote.  Pursuant to Section 99 of the Marshall Islands Business Corporations Act, approval of Proposal Three will require the affirmative vote of the holders of two-thirds of the shares of the Company entitled to vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED SALE OF ASSETS OF THE COMPANY, INCLUDING THE STOCK PURCHASE AGREEMENTS ENTERED INTO ON SEPTEMBER 5, 2013.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.  Abstentions will have the effect of voting AGAINST Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company's latest annual report to shareholders (the "Annual Report") and this Proxy Statement are available on the Company's website at www.topships.org.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company's Annual Report.  To request a copy, please call Top Ships Inc. at (011)-30-210-812-8180, or write to Alexandros Tsirikos at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

By Order of the Board Of Directors

Alexandros Tsirikos
Chief Financial Officer

September 10, 2013 Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 6141 272
e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees listed, FOR Proposal 2 and FOR Proposal 3.

	For	Withhold		For	Withhold
01 - Vangelis G. Ikonomou	☐	☐	02 - Alexandros Tsirikos	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 1 7 2 5 2 8 2